Exhibit (g)(3)
AMENDMENT TO SERVICES AGREEMENT
     This Amendment to the Services Agreement is made as of the 17th day of January, 2008, by and between The Navellier Funds (the “Trust”), a Delaware business trust, and JPMorgan Chase Bank, N.A. (formerly Integrated Investment Services, Inc.), a Delaware corporation (“JPMorgan”).
     WHEREAS, JPMorgan furnishes services to the Trust pursuant to a Financial Administration, Accounting Services, Transfer Agency and Shareholder Services Agreement dated as of August 1, 2003 by and between JPMorgan and the Trust, as amended (the “Services Agreement”);
     NOW, THEREFORE, in accordance with Paragraph 27 of the Services Agreement, the parties hereto, intending to be legally bound, agree to amend the Services Agreement as follows:
The Agreement is hereby amended by adding the following as a second paragraph to Section 4:
                        The Trust shall either:
(i)	approve each payment of the Funds’ expenses prior to JPMorgan’s payment of the expense; or

(ii)	agree that JPMorgan shall be authorized to pay expenses in advance of approval, by the Fund and shall reimburse JPMorgan by the amount paid to each vendor at the next billing cycle. In the event there is a dispute between the Trust, its vendor or JPMorgan regarding expense payments, the disputing parties shall resolve the dispute using commercially reasonable means, and any expense adjustments, arising from the resolution shall take place between the fund’s custodial account and the vendor.
     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective duly authorized officers, effective as of the day and year first above written.

THE NAVELLIER FUNDS
By:	/s/ Arjen Kuyper

JPMORGAN CHASE BANK, N.A.
By:	/s/ Roy E. Rogers
Roy E. Rogers, Senior Vice President